

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Andrew Gavrin
President, Chief Executive Officer, Chief Financial Officer and Director
ABV Consulting, Inc.
306 Clairmont Road
Villanova, PA 19085

> **Re:** **ABV Consulting, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2014**
> **File No. 333-198567**

Dear Mr. Gavrin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are a development stage company that has yet to generate revenues and has limited assets consisting solely of cash. Accordingly, you appear to be a "shell company" as defined in Rule 405 of the Securities Act. We further note that the selling shareholders purchased their shares of common stock from you in June 2014. As this appears to be an indirect primary offering, please revise your entire registration statement to (i) identify the company as a shell company, (ii) to identify all the selling shareholders as underwriters, and (iii) to fix the sales price to the public for the duration of the offering or explain to us in detail why you are not a "shell company."

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Risk Factors, page 3

4. We note that your risk factor subheadings merely state general facts about your business. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to read the subheading and understand the risk as it specifically applies to you.

5. Please include a risk factor discussing your auditor's opinion that there is substantial doubt about your ability to continue as a going concern and place it near the beginning of your risk factor section. This risk factor should address that you have suffered a loss from operations since inception and had negative working capital as of December 31, 2013.

6. Please include a risk factor to discuss, if true, that Mr. Gavrin has no experience in running a public company. In addition, please include a risk factor to discuss the costs associated with being a public reporting company, and how you expect to finance these compliance costs given your lack of operations.

7. Please add a risk factor addressing that Mr. Gavrin owns 90.3% of your outstanding common stock, and therefore can exercise complete control over the company.

8. We note your disclosure on page 2 that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act, and that therefore, your financial statements may not be comparable to companies that comply with public company effective dates. Please include this information in a risk factor, and include a similar statement in your critical accounting policy disclosures.

9. Please revise your risk factor on page 3 entitled "Dependence on Key Personnel" to also discuss that your sole officer and director only devotes 10-20 hours per week to your company, per your disclosure on page 13.

Plan of Operations, page 8

10. Please revise your disclosure to provide a more detailed plan of operation for the next twelve months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.

Directors, Executive Officers . . . page 14

11.   We note your disclosure on page 13 that Mr. Gavrin devotes between 10 and 20 hours per week to your company. Please revise this section to discuss Mr. Gavrin's current competing business obligations, if any.

Selling Security Holders, page 15

12.   We note that appears that several of the selling shareholders are relatives. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and minor children. See Securities Act Release 33-4819 (Feb. 14, 1966). For each selling shareholder, please revise the table to reflect securities held in the name of a spouse or minor child as being beneficially owned by that selling shareholder. In addition, please revise accordingly the beneficial ownership table on page 14 as applicable.

13.   Please revise your table to identify the natural person who has voting and dispositive authority over the shares offered for sale by DCL Ventures.

Note 2 – Summary of Significant Accounting Policies, page 31

(G) Revenue Recognition, page 33

14.   Please expand your disclosure to more thoroughly explain your anticipated sources of revenue. It is unclear what is meant by sales of deals and texts, keywords and bulk text messages. Please also clarify if revenue will be recognized differently for the sale of texts versus bulk text messages and the basis for your conclusion.

Signatures, page 37

15.   Please identify Mr. Gavrin as your principal accounting officer or controller or include the signature of the individual serving in that role. Refer to Instruction 1 to Signatures of Form S-1 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Gregg Jaclin, Esq.